SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (BERMUDA) LTD. (Registrant)

Date: October 31, 2002	By:	/s/ S.J. CHENG
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number		Page
1.1	Selected Unaudited Consolidated Financial Data of ChipMOS TECHNOLOGIES (Bermuda) LTD. for the nine Months Ended September 30, 2002	4

Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Selected Unaudited Consolidated Financial Data
(In Thousands, Except Earnings Per Share and Par Value Data)

	Nine Months Ended Sep 30, 2002
	NT$	US$
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues	4,712,656	134,956
Gross profit	(192,601)	(5,516)
Net income	(736,721)	(21,097)
Earnings per share	(12.63)	(0.36)

	As of Sep 30, 2002
	NT$	US$
Consolidated Balance Sheet Data:
ROC GAAP:
Total Assets	16,801,571	481,145
Total Liabilities	9,948,786	284,902
Capital Stock	19,048	546
—Par value US$0.01
—Issued 58,342 thousand shares
Capital Surplus	7,582,172	217,130
Total Shareholders’ Equity	6,852,785	196,242

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Selected Unaudited Consolidated Financial Data in Connection with
Related Party Transactions with Mosel Vitelic Inc.

	Nine Months Ended Sep 30, 2002
	NT$	US$
	(in thousands)
Consolidated Statement of Income Data:
ROC GAAP:
Sales	1,581,008	45,275
Rental revenue	28,737	823
Administrative expenses	3,575	102
Rental expense	2,114	61
Other non-operating income	3,600	103

	As of Sep 30, 2002
	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
ROC GAAP:
Accounts receivable	827,148	23,687
Deferred assets	5	—
Other receivable	834	24
Other payable	915	26

Note1:
References to “US$” and “U.S. dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This information contains translations of certain NT dollars amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York as of Sep.30, 2002, which was NT$34.92 to US$1.00. The convenience translations should not be construed as representations that the NT dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at any particular rate or at all.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES
(“ChipMOS Bermuda”)

Related Information of Investees
Sep 30, 2002 (Unaudited)
(In Thousands of New Taiwan Dollars)

1.    Names, Location and Other Information of Investees for Whom the Company Exercises Significant Influence

Investor	Investee	Location	Main Business and Products	Original Investment Amount		Balance as of Sep. 30, 2002			Net Income (Loss) of the Investee	Investment Gain(Loss)
				Sep. 30, 2002	Dec. 31, 2001	Shares	Percentage of Ownership	Carrying Value
ChipMOS Bermuda	ChipMOS TECHNOLOGIES INC.	HsinChu Taiwan	Research, development, manufacture, testing and packaging of integrated circuits	8,708,825	8,708,825	618,424	70%	6,977,575	(962,760)	(671,044)
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc.	Tokyo Japan	Research, development, design, manufacture, testing and packaging of integrated circuits. Marketing of Semi-conductor integrated circuits and electronic parts	2,699	2,699	—	100%	(1,166)	520	520
ChipMOS TECHNOLOGIES INC.	ChipMOS USA Inc.	Sunnyvale U.S.A	Research, development, Marketing and distribution of Semi-conductor, integrated circuits, and electronic related Products	3,088	3,088	50	100%	(9,166)	724	724
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	Chupei Taiwan	Manufacture, design, distribution and sale of electronic product	300,000	300,000	30,000	25%	57,865	20,571	4,587
ChipMOS TECHNOLOGIES INC.	CHANTEK Electronic Industrial Co.	Chupei Taiwan	manufacture, testing and packaging of integrated circuits	213,790		118,772	34%	206,739	(941,884)	(7,051)

2.    Purchase from or Sales to Related Parties

Investee	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase / Sale	Amount	Percentage to Total	Payment Term	Unit Price	Payment Term	Sep. 30, 2002	Percentage To Total
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	Sale	1,609,344	34%	90 days from monthly closing date	NA	NA	827,982	44%
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 8% of outstanding shares of Ultima Electronics Corp.	Sale	990,017	21%	90 days From monthly closing date	NA	NA	174,961	9.1%

3.    Receivables from Related Parties

Investee	Related Party	Nature of Relationship	Sep. 30, 2002	Turnover Rate	Overdue		Amount Received in Subsequent period	Allowance For Bad Debts
					Amount	Overdue Action Taken
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	827,982	1.9437	NA	NA	NA	NA
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 8% of outstanding shares of Ultima Electronics Corp.	172,330	5.7449	NA	NA	NA	NA

4.    Marketable Securities Held

Held Company Name	Marketable Securities Type and Name	Relationship with ChipMOS Bermuda	Financial Statement Account	Sep 30, 2002
				No. of Shares	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	NA	Short-term investments	13,836	200,000	—	200,000
ChipMOS TECHNOLOGIES INC.	UBS TAIWAN BOND FUND	NA	Short-term investments	3,577	50,000	—	50,000
ChipMOS TECHNOLOGIES INC.	ASIA PACIFIC BOND FUND	NA	Short-term investments	12,594	150,000	—	150,030
ChipMOS TECHNOLOGIES INC.	TA CHONG BOND FUND	NA	Short-term investments	12,326	150,000	—	150,030
ChipMOS TECHNOLOGIES INC.	TIIM BOND FUND	NA	Short-term investments	15,122	200,000	—	200,000
ChipMOS TECHNOLOGIES INC.	UNION BOND FUND	NA	Short-term investments	17,581	200,000	—	200,000
ChipMOS TECHNOLOGIES INC.	TAI-YU LONG RIVER BOND FUND	NA	Short-term investments	26,303	290,000	—	290,054
ChipMOS TECHNOLOGIES INC	TRUSWELL BOND FUND	NA	Short-term investments	12,580	150,000	—	150,030
ChipMOS TECHNOLOGIES INC	SOLOMON FUND	NA	Short-term investments	13,777	150,000	—	150,030
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Mosel indirectly owns 45% of outstanding shares of ChipMOS Bermuda	Investment in affiliates	13,396	147,356	—	108,776
ChipMOS TECHNOLOGIES INC	CHANTEK Electronic Industrial Co	Subsidiary of ChipMOS TECHNOLOGIES INC	Investment in affiliates	118,772	206,739	34%	312,370
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	—	(1,166)	100%	(1,166)
ChipMOS TECHNOLOGIES INC.	ChipMOS U.S.A Inc	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	50	(9,166)	100%	(9,166)
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	30,000	57,865	25%	57,865
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	18,586	218,098	8%	547,356

5.    Acquisition or Disposal of Marketable Securities

Company Name	Marketable Securities Type And Name	Accounts of Financial Statement	December 31, 2001		Acquisition		Disposal				Sep 30, 2002
			Shares	Amount	Shares	Amount	Shares	Amount	Carrying Value	Gain(loss) on Disposal	Shares	Amount
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	Short-term investments	2,497	35,329	36,131	519,912	24,792	356,800	355,241	1,559	13,836	200,000
ChipMOS TECHNOLOGIES INC.	HSBC NTD MONEY MANAGEMENT FUND 2	Short-term investments	1,620	21,055	23,232	305,142	24,852	327,115	326,198	918	—	—
ChipMOS TECHNOLOGIES INC.	UBS TAIWAN BOND FUND	Short-term investments	1,706	23,359	22,825	316,580	20,954	290,988	289,940	1,049	3,577	50,000
ChipMOS TECHNOLOGIES INC.	ASIA PACIFIC BOND FUND	Short-term investments	4,305	50,167	39,602	468,154	31,313	369,948	368,321	1,627	12,594	150,000
ChipMOS TECHNOLOGIES INC.	FIRST GLOBAL WANTAI ASSETS INCOME FUND	Short-term investments	11,827	152,288	15,699	204,367	27,526	358,128	356,655	1,473	—	—
ChipMOS TECHNOLOGIES INC.	TA CHONG BOND FUND	Short-term investments	5,224	62,218	19,782	240,022	12,679	153,119	152,240	879	12,326	150,000
ChipMOS TECHNOLOGIES INC.	TIIM BOND FUND	Short-term investments	3,431	44,356	41,822	550,834	30,131	396,215	395,190	1,025	15,122	200,000
ChipMOS TECHNOLOGIES INC.	UNION BOND FUND	Short-term investments	4,111	45,765	62,980	710,660	49,511	558,228	556,425	1,803	17,581	200,000
ChipMOS TECHNOLOGIES INC.	TAI-YU LONG RIVER BOND FUND	Short-term investments	10,128	109,223	84,433	926,146	68,258	747,187	745,369	1,818	26,303	290,000
ChipMOS TECHNOLOGIES INC.	TRUSWELL BOND FUND	Short-term investments	—	—	23,938	284,249	11,359	134,854	134,249	605	12,580	150,000
ChipMOS TECHNOLOGIES INC.	SOLOMON FUND	Short-term investments	6,767	72,107	37,785	410,233	30,776	333,880	332,340	1,540	13,777	150,000
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Long-term investments	—	—	13,396	242,416	—	—	—	—	13,396	147,356 (Note2)

Note  2:    Short-term investment is reclassified to long-term investment net of decline in market value of NT$95,060.

6.    Endorsement and Guarantee Provided

Collateral Provider	Counter Party		Limitation on Collateral	Maximum Balance for the period	Sept. 30, 2002	Amount of properties guaranteed by collateral	% of accumulated amount of collateral on net equity of the latest financial statement
	Name	Relationship with ChipMOS Bermuda
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	12,013,042	$600,000	$600,000	$600,000	5.99%

Note: The financial data contained herein are based on our unaudited consolidated financial statements and, accordingly, may be subject to change. In addition, we anticipate that it is likely that there will be changes to our loss relating to our investment in, and the carrying value of, Chantek Electronic Industrial Co. Ltd. based upon an independent valuation of the investment currently being conducted.